

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 22, 2007

Mr. Stanley L. Teeple
Chief Financial Officer
Indigo-Energy, Inc.
2857 Hartwick Pines Drive
Henderson, Nevada 89052

> **Re:** **Indigo-Energy, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed January 5, 2007**
> **File No. 002-75313**

Dear Mr. Teeple:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2005 and the related supplemental response filed December 8, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operations, page 4

Critical Accounting Policies, page 7

1.   We note your reference to the footnotes of the financial statements for a discussion of your significant accounting policies and that management believes it is currently unlikely that differences in judgments or estimates used would effect your current financial statements. As your business develops, please give further consideration to the specific uncertainties underlying your estimates. At such time, your disclosures may require revision to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates

underlying your critical accounting estimates. Please refer to FRC Section 501.14 for further guidance.

Report of Independent Registered Public Accounting Firm

2.   Please have your auditor revise its opinion to include reference to "United States" in the beginning of the second paragraph. More specifically, the opinion should read: "in accordance with the standards established by the Public Company Accounting Oversight Board (United States)".

Financial Statements

3.   We note you have presented your financial statements and included disclosure to identify your operations under the guidance of SFAS 7. As your operations are currently in the exploration stage and the term "development stage" has a different meaning in the oil and gas industry, please revise the label of your financial statements and the disclosure in the Basis of Presentation note on page 11 to refer to the "exploration stage" only.

Accounting Policies, page 11

4.   Please revise your accounting policies to eliminate references to policies that are not applicable to your current state of operations. For example, on page 12, under the title "Use of Estimates", you state, "Significant estimates include volumes of oil and natural gas reserves. . .". Since you have no oil and gas reserves, you should remove this disclosure. Likewise, on page 13, under the title "Revenue Recognition", you state, "Virtually all of [y]our contract pricing provisions are tied to a market index. . .". Since you have no contracts, this disclosure should be revised as well. Please review all of your accounting policy disclosures and revise accordingly.

1. Property and Equipment, page 16

5.   We note your disclosure that you expect to complete your evaluation of a majority of the costs of your unproved properties within the next two to five years. This statement does not appear consistent with the full cost rules. Please reconcile this statement with the guidance of Rule 4-10(c)(3)(ii)(A)(1), which states "…the properties should be assessed at least annually to ascertain whether impairment has occurred."

6. Supplemental Financial Information on Oil and Natural Gas Exploration, Development and Production Activities (unaudited), page 18

6.   We note your disclosure stating the pre-site development payments of $162,280 to Falcon Holdings, LLC under the Service and Drill Contract finalized on September 6, 2005 have been deemed not recoverable. Please tell us why you believe these amounts are impaired under the full cost rules.

7.   On a related matter, please expand your Property and Equipment disclosures in note 1 on page 16 to include discussion of such impairment or to make reference to the discussion of the nature of this impairment in note 6.

Controls and Procedures, page 20

8.   We note that management concluded its disclosure controls and procedures were not effective as of the end of the period and the related discussion of material weaknesses identified. Please expand your discussion to address the steps you have taken or plan to take to resolve these weaknesses and the expected timing of their implementation.

Changes in Internal Controls Over Financial Reporting, page 21

9.   We understand there were no changes to internal controls over financial reporting during the period. Please note that Item 308(c) of Regulation S-B requires disclosure of changes to internal controls during the last fiscal quarter that materially affected, or is reasonably likely to materially effect, your internal controls over financial reporting. You may wish to revise your disclosure to ensure consistency with this guidance.

Exhibits 31.1 and 31.2

10.   Please note that until you are required to comply with Items 308(a) and (b) of Regulation S-B requiring management's internal control report and the related attestation, you may omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please refer to Release 33-8238 issued June 5, 2003 for further guidance.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief